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07025689


SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2007
WASH, D.C.
209
SECTION

August 1, 2007

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Fuji Heavy Industries Ltd.
<u>Rule 12g3-2(b) File No. 82-01132</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange, or distributed to its shareholders, the following documents in Japanese between June 5, 2007 and July 31, 2007:

1. Press Release dated June 5, 2007 regarding "Fuji Heavy Industries Introduces All-New Subaru Impreza"
2. Notice of the 76th Ordinary General Meeting of Shareholders dated June 1, 2007, as distributed to its shareholders
3. Notice of Resolutions adopted at the 76th Ordinary General Meeting of Shareholders dated June 26, 2007, as distributed to its shareholders
4. First Quarter Financial Results for the three months ended June 30, 2007, as filed with the Tokyo Stock Exchange on July 31, 2007
5. Timely Disclosure, as filed with the Tokyo Stock Exchange on July 31, 2007 "Revision of Performance Projection for the 1st Half of Fiscal Year Ending March 31, 2008"

English language translations of the above documents, as listed in **<u>Exhibit A</u>**, are enclosed herewith.

dw 8/3

In addition, the Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange or made available on its corporate website the following documents in Japanese between May 15, 2007 and July 24, 2007 without preparing corresponding English versions or translations:

1. Japanese Press Release dated May 15, 2007 regarding "Renewal of Subaru Official Web Site" which URL is http://www.subaru.jp/index.html
2. Japanese Press Release dated June 12, 2007 regarding "Sumitomo Corporation, Fuji Heavy Industries and CIMC established a joint company for the manufacturing, sales, repair and service of sanitation truck, eco-related vehicle in China"
3. Japanese Press Release dated June 14, 2007 regarding "Fuji Heavy received 1.5 times orders of All-New Subaru Impreza more than planed average monthly sales of 2,500 units only after 1 week of introduction"
4. Annual Securities Report for the fiscal year ended March 31, 2007, as filed with the Kanto Local Finance Bureau on June 27, 2007
5. Annual Business Report for the fiscal year ended March 31, 2007, as provided to its shareholders on June 27, 2007
6. Vehicle Recall Information posted on the Company's website on July 20, 2007
7. Japanese press release dated July 20, 2007 regarding "2007 Social & Environmental Report is issued"
8. Revised report for Corporate Governance, as filed with the Tokyo Stock Exchange on July 24, 2007

English language summaries of the above documents are provided in **Exhibit B** hereto.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to liability under Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Masahisa Ikeda

Enclosures
MI/ms

Exhibit A

English Documents

#		Date Released
1.	Press Release "Fuji Heavy Industries Introduces All-New Subaru Impreza"	June 05, 2007
2.	Notice of the 76th Ordinary General Meeting of Shareholders dated June 1, 2007 as distributed to its shareholders	June 01, 2007
3.	Notice of Resolutions adopted at the 76th Ordinary General Meeting of Shareholders dated June 26, 2007 as distributed to its shareholders	June 26, 2007
4.	First Quarter Financial Results for the three months ended June 30, 2007, as filed with the Tokyo Stock Exchange	July 31, 2007
5.	Timely Disclosure, as filed with the Tokyo Stock Exchange on July 31, 2007 "Revision of Performance Projection for the 1st Half of Fiscal Year Ending March 31, 2008"	July 31, 2007

1



PRESS INFORMATION

Fuji Heavy Industries Introduces All-New Subaru Impreza

Tokyo, June 5, 2007 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the introduction of its new-generation Subaru Impreza series in Japan. The all-new Impreza went on sale nationwide through Subaru dealerships today.

Developed around the concept of new and more refined designs for comfort plus performance, the third-generation Impreza features streamlined "5-door packaging", while it offers a rewarding and safe ride enhanced by Subaru Symmetrical AWD (All-Wheel Drive) with the Horizontally-Opposed engine and the newly developed chassis. The all-new Impreza intends to be a new global car that incorporates three core values: sophisticated styling; useful and convenient packaging; and a rewarding and trustworthy ride.

The new Impreza has been developed under the theme, "Providing a fascinating Subaru distinctive value." In accordance with Subaru's philosophy, the core mechanism of Subaru Symmetrical AWD (All-Wheel Drive) with a Boxer engine continues to provide an enjoyable ride with fun to drive handling for the driver, as it integrates performance with advanced safety and environmental considerations.

Since its debut in 1992, the Impreza has earned worldwide popularity for its agile and sporty performance, compactness, convenience, and utility.

[*Impreza* is a coined word, deriving from an Italian word, *impresa*, meaning an emblem or aphorism. The car has upheld the badge, or image, of a sporty, young and agile car based on Subaru core technologies. Impreza is also associated with *impression* and FHI wants this car to project a strong and fresh impression.]



Impreza 15S



Impreza S-GT

Impreza's Development Philosophy

Three key words were selected to develop the new Impreza, based on the concept of new and more refined designs for comfort. While advancing a sporty, safe and reliable drive that the Impreza series have consistently delivered, FHI has pursued to incorporate much higher levels of comfort and quality in the new model than any in its category offers.

- Sporty – achieving sophisticated design with its individual look, as well as an enjoyable ride with easy handling for the driver
- Casual – providing a stress-free comfortable ride under any driving conditions, as well as convenient and easy-to-use features
- Compact – securing ample, comfortable interior space in a compact body through streamlined packaging

Model Variations

- The Impreza 15S is the basic model built for handling and performance in harmony with fuel efficiency and environmental considerations.
- The Impreza 20S is the standard model featured more powerful engine performance, while providing outstanding stability supported by Symmetrical AWD.
- The Impreza S-GT is the Grand Touring model, offering a sporty drive with powerful turbo-charged engine performance.

Major Features

1. **Packaging**
    - By shortening the rear overhang, a streamlined flowing form is obtained while roominess is also secured through the vehicle's extended height, width and wheelbase.
    - The all-new double-wishbone rear suspension makes room for a wider and deeper luggage compartment, improving the utility of the car. The wide and flat load floor can accommodate two Tour size golf bags or five carry-on bags.
    - The driver's seat lifter and tilt steering that allow flexible adjustments for drivers are equipped as standard on all models. Telescopic steering is also equipped on the S-GT model while an option on the 15S and 20S models.
    - The height of the front wipers is lowered to achieve better visibility over the front hood for the driver.
    - Rear quarter glasses and rear gate glass shape is designed for the better, safety visibility.
    - Larger door openings afford improved ingress and egress, and the rear doors open 75 degrees to allow for better rear seat access.

2. Design

a) Exterior design

- A flowing line from the tip of the front hood through the rear window, as well as the short rear overhang, highlight the agility of the car.
- Sweeping character lines on both sides and well calculated panel curves reflect light and shadow in harmony.
- Impreza's sporty image is stressed in all models by projected front fenders and rear quarters; standard roof-mounted spoilers that house LED brake lights; and LED rear combination lamps that comprise brake lights, directional lights and back lights.
- The 3-dimensional design of the projector headlamps expresses functionality.
- Nine exterior colors are available.

b) Interior design

- Aluminum-look insets in the center panels through door trim add a sporty feel and airiness to the car.
- The vehicle information display, which constantly shows outside temperature, average mileage and time on the digital clock, as well as a navigation screen and audio display, are placed nearer the top of the dashboard for improved visibility and functionality.
- New urethane materials are used in the front seat cushions to better absorb vibrations during a ride. The driver's seat incorporates newly developed seatback springs that support the driver's back and hips to help maintain a comfortable driving position.
- When the ignition key is turned on, the needles of three meters in the instrument panel swing up to their maximums and quickly fall back to their original positions – A Subaru tradition that - gives a boost of excitement for the driver starting the car. The instrumental panel also comes with an Info-Eco Indicator that lights up when running on low fuel consumption to encourage mileage-conscious driving.
- Two interior colors are offered on the 15S and 20S models: an ivory tone that accentuates openness and light; and off-black, which highlights both sportiness and elegance.

3. Powertrain

a) 1.5-liter DOHC engine (15S) and 2.0-liter SOHC engine (20S)

- The *equal length/constant pulsation independent exhaust system* substantially elevates exhaust efficiency through reduced interference between cylinders, which helps deliver optimal torque in various ranges of speed.
- The Active Valve Control System (AVCS) hydraulically controls timing in the intake valves and helps to increase combustion efficiency and improve low-end torque on the 15S.
- Various parts of engine employs friction-reducing technologies, including lowered load in the valve springs, mirror-surface machining, and molybdenum coating on the valve lifters. Fuel economy and emission reduction are greatly improved on the 15S.

b) 2.0-liter turbo engine (S-GT)

- The Dual Active Valve Control System (Dual AVCS) hydraulically controls timing in both the intake and exhaust valves, which helps increase combustion efficiency and improve low-end torque, and ensures linearly responsive acceleration to depressed pedal movement.
- The *equal length/constant pulsation independent exhaust system* substantially elevates exhaust efficiency through reduced interference between cylinders, which helps deliver optimal torque in various ranges of speed.
- A tumble generated valve (TGV) has been installed in the intake manifold, boosting combustion efficiency by controlling the intake flow. It improves efficiency particularly at the time of engine ignition.
- Also adopted is a secondary air system that forces air into the exhaust port to burn out any gasoline remaining in it. The system helps eliminate harmful substances when the powertrain is still cool, and it promotes early activation of a catalytic converter.
- A new compact turbine boasts quicker response. After optimization of the shape of its turbine housing, the turbo unit has been greatly improved to deliver ideal output from low speed to high speed ranges.
- A liquid-filled engine mount has been applied to reduce noise levels and improve ride comfort. The weight of the engine mount bracket has been reduced by utilizing plastic material.

c) Transmissions/AWD (All-Wheel Drive) system

- Automatic transmissions have been modified for faster, more accurate, responsive shifts, while fuel economy is improved through reduced friction. AT models come with SPORTSHIFT* mode in which a driver can enjoy manually changing gears.

  * SPORTSHIFT is the registered trademark of Prodrive. Ltd.
- By choosing the AT Select lever and ECO Switch in the AT models, 3 modes of driving are available: Eco; Sport; and Manual.
- The *N Control System* on AT models automatically shifts the transmission back to neutral from driving positions after the brake pedal is depressed for some time, as when waiting at a traffic light.
- The Active Torque Split AWD system is mounted on AT models. MT models come with the center differential AWD system with viscous LSD (limited slip differential).

4. Chassis / Body

- The lower center of gravity, enabled by the Boxer engine, has been enhanced by mounting the engine front 22 mm lower on the chassis, thereby further improving stability.
- The strut-type front suspension is supported by newly designed front cross members. Employing box-shaped steel tubing, the new cross members further support the suspension, as well as improve crash worthiness.

- Thanks to these high-strength cross members, subframe parts have been largely eliminated, making the front floor section much lighter and enabling better handling and improved maneuverability.
- The newly designed double-wishbone rear suspension effectively absorbs shocks from road surfaces, ensuring high levels of ride comfort and agile handling as well as effectively lowering noise levels.
- The brake system employs tie rods for the brake booster, ensuring steady braking and control.
- *The hill-start assist function* maintains the braking function one second after the brake pedal is released in case of starting a car on a hilly road. (Available on the S-GT MT model with Vehicle Dynamics Control, VDC)
- Streamlined body construction and the extensive use of high-tensile steel, including 590 MPa–level steel for major body frames, the new Impreza has achieved both high body rigidity and a weight reduction of 20 kg.

5. Safety

- Advancing the Ring-Shaped Reinforcement Frame Body Structure, the new Impreza has realized high levels of safety and crash worthiness through effectively absorbing and dispersing crash impact in frontal, side, or rear impact crashes.
- The new Impreza also boasts low-impact features for pedestrians and other vehicles in collisions.
- All models are equipped with dual SRS airbags, while side SRS airbags and curtain airbags are optional.
- A collapsible safety pedal is available on all models to reduce the risk of foot injuries in accidents.
- VDC is available as an option on the S-GT models.

6. Environmental friendly features

- The 1.5-liter DOHC engine and 2.0-liter SOHC engine have achieved a reduction of an additional 75% of emissions from the levels of the 2005 exhaust emission regulations set forth by Japan's Ministry of Land, Infrastructure and Transport. The 2.0-liter turbo engine has reduced 50% of its emissions from the 2005 emission levels. In addition, the fuel efficiency of the Impreza 15S 2WD/4AT models (>1270 kg in weight) and the AWD/5MT models is at least 20% better than the level called for by Japan's 2010 standards. The 2WD/5MT and AWD/4AT models also achieved fuel efficiency levels that are 10% better than the 2010 standards. These vehicles qualify for incentives under the Japanese government's Green Taxation System.*

* Green Taxation gives tax breaks to consumers when they buy fuel-efficient, low-emission vehicles.

- The Impreza utilizes interior materials and glues that release much smaller amounts of VOCs (volatile organic compounds). Such VOCs as formaldehyde and toluene, which are believed to cause irritation in the nose and throat, have been largely reduced. VOCs in paints have also been substantially cut down.
- All models come with the Info-ECO mode, and the Info-Eco Indicator on the instrumentation lights up when running on low fuel consumption, encouraging mileage-conscious driving.

7. Comfort and convenience

a) Air conditioning

- Despite increasing its maximum air output by 10% above the prior model's level, the AC unit is quieter with lowered airflow and operating noise through the adoption of a sub-cooling type condenser that allows efficient use of the compressor and refrigerant and reduces air resistance inside the unit.
- The new AC unit is designed to consume less energy, contributing to better fuel economy.
- All models come with a rear heater duct.

b) Audio and navigation systems

1) An audio system that combines a CD player and an AM/FM tuner is optional on the Impreza 15S. With selected electronic devices and newly developed speakers, the unit delivers improved audio quality, and enables fine-tuning to meet the acoustic conditions inside the car.

2) The combined audio system of CD player and AM/FM tuner, compatible with MP3 and WMA formats, is optional on the 20S. It features not only improved audio quality and fine-tuning to meet acoustic conditions, but it also includes a function that cancels vibration and echo from the doors. In addition, it also comes with an automatic audio volume control that adjusts the volume to a comfortable level set by the driver, and which automatically changes its output at different speeds. An auxiliary outlet is a feature on the center console for easy connection of mobile devices.

3) A HDD navigation system with audio capability (compatible with Subaru G-Book Alpha telematics service) is optional on all models.

[Navigation system]

- With its optimized software and large-capacity HDD of 40 GB, the system processes 3D screen scroll and directional information searching much faster and more easily than did earlier systems.
- The system features a 7-inch wide VGA LC screen with LED backlighting, allowing clear and detailed images.

[Audio system]

- The system has adopted Audyssey MultEQ* technology that corrects in-car sound distortion and offers the best sound quality in any seat.

- Reducing noise and distortion to a minimum in order to replay music and sound that is closer to their original recordings, the system also provides fine-tuning capabilities.

* Audyssey MultEQ is the trademark of Audyssey Laboratories, Inc.

[Other features]

- In addition to playing CDs and DVDs, the system is compatible with DVD±R/RW and CD-R/RW, as well as MP3 and WMA.
- An auxiliary outlet is a feature on the center console for easy connection of mobile audio devices and video cameras.

c) Other

- All models are equipped with the anti-theft alarm system. The immobilizer is standard on the S-GT, and optional on the 15S and 20S.
- The hood damper is standard on all models.
- A keyless entry system with a push-bottom starter is optional on all models.

Sales target for the Impreza series in Japan

2,500 units per month

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

2

[Translation for Reference Purposes Only]

> **Note: This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.**
> **The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.**

(Securities Code: 7270)
June 1, 2007

Fuji Heavy Industries Ltd.
7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo

Notice of the 76th Ordinary General Meeting of Shareholders

To our Shareholders:

You are cordially invited to attend the 76th Ordinary General Meeting of Shareholders of Fuji Heavy Industries Ltd. (the "Company"), to be held as set forth below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the Reference Documents for the Exercise of Voting Rights, indicate your vote for or against each of the proposals on the enclosed voting form, and return the form to the Company so that it arrives no later than 5:45 p.m., Monday, June 25, 2007.

Sincerely,

Ikuo Mori, President and CEO

1. Date and Time: Tuesday, June 26, 2007; 10 a.m.

2. Place: Zenrosai Hall SPACE ZERO, Zenrosai Kaikan 1F
12-10, Yoyogi 2-chome, Shibuya-ku, Tokyo

3. Agenda of the Meeting:

Matters to Be Reported:

1. Presentation of the Business Report and the Consolidated Financial Statements for the 76th Fiscal Period (April 1, 2006, through March 31, 2007), as well as the Audit Reports of the Accounting Auditor and the Board of Corporate Auditors on the Consolidated Financial Statements
2. Presentation of the Non-Consolidated Financial Statements for the 76th Fiscal Year (April 1, 2006, through March 31, 2007)

Proposals to Be Voted on:

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings
Proposal 2: Election of Eight (8) Directors of the Board
Proposal 3: Election of One (1) Corporate Auditor
Proposal 4: Election of One (1) Substitute Corporate Auditor
Proposal 5: Presentation of Retirement Allowances to Retiring Directors of the Board and Payment of Retirement Allowances Following the Discontinuance of the Practice of Paying Retirement Allowances to Directors of the Board and Corporate Auditors

* If you attend the meeting in person, please submit your completed voting form at the reception desk.

[Translation for Reference Purposes Only]

Reference Documents for the Exercise of Voting Rights

Proposals and Information:

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings

As for the appropriation of surplus for the year under review, it is proposed as follows.

Year-end dividend:

The Company positions return to shareholders as an important managerial issue and intends to maintain a stable payment of dividends over the long-term, while giving consideration to business performance, the payout ratio and other factors.

Upon consideration of the Company's business performance for the year under review and future business possibilities, as well as strengthening its business structure, it is hereby proposed that the year-end dividend for the 76th fiscal period be as follows:

(1) Type of Dividend:
Cash

(2) Amount of Dividend:
¥4.50 per share of the Company's common stock Total dividends: ¥3,233,820,515
Including the paid interim dividend of ¥4.50 per share, the annual dividend for the year under review would be ¥9.00 per share.

(3) Effective Date:
June 27, 2007

[Translation for Reference Purposes Only]

Proposal 2: Election of Eight (8) Directors of the Board
The terms of office of eight (8) Directors of the Board will expire at the conclusion of this Ordinary General Meeting of Shareholders. It is hereby proposed that eight (8) Directors of the Board be elected.
Candidates for the position of Director of the Board are as follows:

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies		Number of Shares of the Company Held by Candidate
1	Ikuo Mori (August 19, 1947)	Apr. 1970	Joined the Company	21,000
		Jun. 1995	Staff General Manager of North America Affiliate Department, Subaru Overseas Division	
		Jun. 1997	General Manager of Production Planning & Management Department, Subaru Overseas Division	
		Jun. 1999	General Manager of Overseas Planning Department, Subaru Overseas Division	
		Jun. 2001	General Manager of Sales Planning Department and Staff General Manager of Sales Promotion Department	
		Jun. 2002	Corporate Vice President, Chief General Manager of Europe Region and Chief General Manager of Asia Pacific Region, Subaru Sales & Marketing Division	
		Jun. 2004	Corporate Vice President, Chief General Manager of Subaru Parts & Accessories Division	
		Apr. 2005	Corporate Senior Vice President, Chief General Manager of Subaru Overseas Sales & Marketing Division	
		Jun. 2006	Corporate Executive Vice President, Chief General Manager of Subaru Overseas Sales & Marketing Division	
		Jun. 2006	Representative Director of the Board, President and CEO (to the present)	

[Translation for Reference Purposes Only]

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies	Number of Shares of the Company Held by Candidate
2	Hiroshi Komatsu (May 7, 1945)	Apr. 1968 Joined the Company Jun. 1991 General Manager of 2nd Power Unit Development Department, Subaru Engineering Division Nov. 1997 General Manager of Design Quality Control Department, Subaru Development Division Jun. 1999 Vice President, Senior General Manager of Quality Assurance Division and General Manager of Quality Planning Department Jun. 2001 Senior Vice President, Senior General Manager of Subaru Engineering Division Jun. 2003 Corporate Executive Vice President, President of Industrial Products Company Apr. 2005 Corporate Executive Vice President, Chief General Manager of Subaru Manufacturing Division Jun. 2005 Director of the Board, Corporate Executive Vice President, Chief General Manager of Subaru Manufacturing Division Jun. 2006 Director of the Board, Corporate Executive Vice President Jun. 2006 Representative Director of the Board, Senior Executive Vice President (to the present) *(Responsibilities in the Company)* Subaru Manufacturing Division, Subaru Purchasing Division, Subaru Cost Planning & Management Division and Industrial Products Company	26,000

[Translation for Reference Purposes Only]

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies	Number of Shares of the Company Held by Candidate
3	Shunsuke Takagi (October 28, 1946)	Apr. 1969 Joined the Company Apr. 1991 Deputy General Manager of Budget & Accounting Department Apr. 1994 Staff General Manager of Corporate Planning Department Jun. 1999 Vice President, General Manager of General Administration Department and Real Estate Department Apr. 2000 Vice President, General Manager of Human Resources Department, General Administration Department and Real Estate Department Jun. 2001 Senior Vice President, General Manager of Finance & Accounting Department Jun. 2003 Director of the Board, Corporate Executive Vice President Apr. 2005 Director of the Board, Corporate Executive Vice President, Chief General Manager of Strategy Development Division Jun. 2005 Representative Director of the Board, Corporate Executive Vice President, Chief General Manager of Strategy Development Division Jun. 2006 Representative Director of the Board, Corporate Executive Vice President (to the present) *(Responsibilities in the Company)* Strategy Development Division, Secretarial Office, Finance & Accounting Department, Corporate Communications Department, Business Process & Information System Management Department, General Administration Department, Legal Department, Internal Audit Department and Subaru Overseas Sales & Marketing Division 2	30,000

[Translation for Reference Purposes Only]

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies	Number of Shares of the Company Held by Candidate
4	Hiroyuki Oikawa (July 29, 1946)	Apr. 1969 Joined the Company Apr. 1992 General Manager of 1st Production Department, Gunma Plant Dec. 1997 General Manager of 2nd Production Department, Gunma Plant Apr. 1999 General Manager of Production Control Department, Gunma Plant Jun. 1999 Senior General Manager of Gunma Plant Jun. 2001 Vice President, Senior General Manager of Manufacturing Division and Chief General Manager of Gunma Plant Jun. 2002 Corporate Senior Vice President, Chief General Manager of Subaru Manufacturing Division and Chief General Manager of Gunma Plant Jun. 2003 Corporate Senior Vice President, President of SUBARU *of* INDIANA AUTOMOTIVE, INC. Jun. 2006 Corporate Executive Vice President, President of SUBARU *of* INDIANA AUTOMOTIVE, INC. Jun. 2006 Director of the Board, Corporate Executive Vice President, President of SUBARU *of* INDIANA AUTOMOTIVE, INC. Apr. 2007 Director of the Board, Corporate Executive Vice President, Chairman of SUBARU *of* INDIANA AUTOMOTIVE, INC. (to the present) *(Responsibilities in the Company)* Subaru Overseas Sales & Marketing Division 1, SUBARU *of* INDIANA AUTOMOTIVE, INC., SUBARU of AMERICA, INC. *(Representative Positions in Other Companies)* Chairman of SUBARU *of* INDIANA AUTOMOTIVE, INC.	15,000

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies	Number of Shares of the Company Held by Candidate
5	Norihisa Matsuo (February 21, 1948)	Apr. 1970 Joined the Company Jun. 1991 General Manager of Advanced Project Development Office, Utsunomiya Plant, Aerospace Division Apr. 1995 Staff General Manager of Unmanned Air Vehicles Engineering Department, Utsunomiya Plant, Aerospace Division Jul. 1998 Staff General Manager of Aerospace Division Oct. 1998 General Manager of Marketing & Sales Defense Programs Department, Aerospace Division Jun. 2001 Vice President, Senior General Manager of Aerospace Division (Defense Program) Jun. 2002 Corporate Vice President, Vice President of Aerospace Company and President of Fuji Aerospace Technology Co., Ltd. Jun. 2003 Corporate Senior Vice President, President of Aerospace Company Jun. 2006 Corporate Executive Vice President, President of Aerospace Company Jun. 2006 Director of the Board, Corporate Executive Vice President, President of Aerospace Company (to the present) *(Responsibilities in the Company)* Aerospace Company and Eco Technologies Company	23,102

[Translation for Reference Purposes Only]

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies	Number of Shares of the Company Held by Candidate
6	Kazushige Okuhara (January 27, 1948)	Apr. 1970 Joined the Company Jun. 1993 Regional Manager of Regional Management Department, Domestic Sales Division (Chugoku, Shikoku and Kyusyu) Apr. 1994 General Manager of 4th Sales Department, Domestic Sales Division Jun. 1997 General Manager of 2nd Sales Department, Domestic Sales Division Jun. 1998 General Manager of Sales Planning Department, Domestic Sales Division Jun. 2001 Vice President, Senior General Manager of Japan Region, Subaru Sales & Marketing Division Chief General Manager of Subaru Parts & Accessories Division and General Manager of Customer Service Center Jul. 2002 Corporate Vice President, Senior General Manager of Japan Region, Subaru Sales & Marketing Division and General Manager of Sales Support Department Jun. 2003 Corporate Senior Vice President, Chief General Manager of Subaru Japan Sales & Marketing Division and Chief General Manager of Subaru Marketing Division Apr. 2005 Corporate Senior Vice President, General Manager of Human Resources Department Jun. 2005 Corporate Senior Vice President, General Manager of Human Resources Department and President of Subaru System Service Co., Ltd. Jun. 2006 Corporate Executive Vice President, General Manager of Human Resources Department and President of Subaru System Service Co., Ltd. Jun. 2006 Director of the Board, Corporate Executive Vice President, General Manager of Human Resources Department and President of Subaru System Service Co., Ltd. Jun. 2007 Director of the Board, Corporate Executive Vice President, General Manager of Human Resources Department (to the present) *(Responsibilities in the Company)* Human Resources Department, Subaru Global Marketing Division, Subaru Japan Sales & Marketing Division, Subaru Parts & Accessories Division and Subaru Customer Center	17,000

[Translation for Reference Purposes Only]

No.	Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies		Number of Shares of the Company Held by Candidate
7	Shoichi Washizu (January 23, 1946)	Apr. 1968 Jul. 1994 Jul. 1995 Jun. 1999 Apr. 2000 Jun. 2001 Jun. 2003 Jun. 2006	Joined the Company General Manager of Chassis Designing Department, Engineering Division General Manager of Chassis Designing Department, Subaru Development Division General Manager of Design Quality Control Department, Subaru Development Division General Manager of Engineering Administration Department, Subaru Engineering Division Vice President, Senior General Manager of Quality Assurance Division Corporate Senior Vice President, Chief General Manager of Subaru Engineering Division Corporate Executive Vice President, Chief General Manager of Subaru Engineering Division (to the present)	28,000
8	Masatsugu Nagato (November 18, 1948)	Apr. 1972 Sep. 1974 Mar. 1979 Mar. 1983 Mar. 1987 Jun. 1991 Feb. 1993 Mar. 1997 Aug. 2000 Jun. 2001 Apr. 2002 Apr. 2003 Mar. 2006 Jun. 2006 Apr. 2007	Joined Industrial Bank of Japan, Ltd. (IBJ) Fletcher School of Law and Diplomacy Houston Representative Office of IBJ Corporate Banking Dept: No.5 (Energy) of IBJ Aubrey G. Lanston & Co. Inc. (subsidiary of IBJ) Business Coordination Dept. of IBJ Corporate Banking Dept. (Multinational) of IBJ General Manager, Bangkok Branch of IBJ Executive Officer, General Manager, Corporate Banking Dept. No.2 (Automobile and Electric Appliances) of IBJ Managing Executive Officer in charge of Research Headquarters, IBJ Managing Executive Officer, Mizuho Bank, Ltd. Managing Executive Officer and Head of Americas, Mizuho Corporate Bank, Ltd. Retired from Managing Executive Officer of Mizuho Corporate Bank, Ltd. Corporate Executive Vice President of the Company Corporate Executive Vice President, Chief General Manager of Subaru Overseas Sales & Marketing Division 2 (to the present)	10,000

Note: The candidates have no special interest relationships with the Company.

[Translation for Reference Purposes Only]

Proposal 3: Election of One (1) Corporate Auditor

The term of office of Corporate Auditor Takeo Tsumuji will expire at the conclusion of this Ordinary General Meeting of Shareholders. It is hereby proposed that one (1) Corporate Auditor be elected.

The proposal has been approved by the Board of Corporate Auditors Meeting.

The candidate for the position of Corporate Auditor is as follows:

Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies		Number of Shares of the Company Held by Candidate
Takeo Tsumuji (April 16, 1942)	Apr. 1965	Joined the Company	18,204
	Nov. 1988	General Manager of Affiliated Enterprises Department	
	Jan. 1990	Staff General Manager of Corporate Strategic Department	
	Jun. 1993	General Manager of Budget & Accounting Department	
	Jun. 1997	Director of the Board, General Manager of Budget & Accounting Department	
	Jun. 1999	Senior Vice President, General Manager of Corporate Accounting Department and Internal Audit Department	
	Apr. 2000	Senior Vice President, Chief General Manager of Transportation & Ecology System Division	
	Jun. 2002	Corporate Senior Vice President, FHI Group Management Planning Unit (Non-Automotive Business) Chief General Manager of Transportation Division	
	Apr. 2003	Corporate Senior Vice President, FHI Group Management Planning Unit (Non-Automotive Business, Isesaki Office and House Division)	
	Jun. 2003	Standing Corporate Auditor (to the present)	

Note: The candidate has no special interest relationship with the Company.

[Translation for Reference Purposes Only]

Proposal 4: Election of One (1) Substitute Corporate Auditor

The resolution on the election of a Substitute Auditor for Outside Corporate Auditor made at the 75th Ordinary General Meeting of Shareholders held on June 27, 2006, expires at the opening of this 76th Ordinary General Meeting of Shareholders. It is therefore proposed that one (1) Substitute Auditor for Outside Corporate Auditor be elected in case of vacancy of the statutory number of Corporate Auditors.

The validity of the resolution on the election of Iwao Sekiya shall expire at the opening of the first Ordinary General Meeting of Shareholders to be held after said resolution was made, and can be nullified by resolution of the Board of Directors, with the consent of the Board of Corporate Auditors Meeting, only before he assumes office.

The proposal has been approved by the Board of Corporate Auditors Meeting.

The candidate for the position of Substitute Corporate Auditor is as follows:

Name (Date of Birth)	Biography, Posts and Responsibilities in the Company, and Representative Positions in Other Companies		Number of Shares of the Company Held by Candidate
Iwao Sekiya (December 11, 1945)	Apr. 1973 Oct. 1983 Nov. 2006	Registered as a lawyer with the Tokyo Bar Association Established Sekiya Law Office Auditor of Keio University (to the present)	40,800

Notes:

1. The above candidate for Substitute Corporate Auditor has no special interest relationship with the Company.
2. The above candidate is nominated for Substitute Auditor for Outside Corporate Auditor.
3. Reasons why the candidate Iwao Sekiya is nominated for Substitute Auditor for Outside Corporate Auditor and why we regard him as capable of fulfilling the duty of Outside Corporate Auditor are as follows:
   Due to his long experience as a lawyer, Iwao Sekiya has advanced professional expertise in corporate legal affairs. Although he has no experience dealing directly with corporate management, he has adequate insights to guide corporate management based on his experience in corporate legal affairs.
   For these reasons, it has been concluded that Iwao Sekiya is capable as an Outside Corporate Auditor of the Company and should be able to fulfill the relevant duties if he takes office.
4. Agreement for limitation of liabilities between the candidate and the Company
   To allow the Company's Outside Corporate Auditors to fulfill their expected roles, Article 38 of the Company's Articles of Incorporation provides that the Company may conclude a contract with its Outside Corporate Auditors to limit liabilities for compensation of damages under Article 423-1 of the Corporate Law. Accordingly, if Iwao Sekiya assumes office as an Outside Corporate Auditor, the Company will conclude such a contract with him. The outline of the contract is as follows.
   (1) The ceiling amount for liabilities under Article 423-1 of the Corporate Law for Outside Corporate Auditors shall be whichever is higher, a previously designated amount of ¥5 million or more, or an amount stipulated by laws and regulations.
   (2) The limitation of liabilities as described above shall be accepted only when the Outside Corporate Auditors performed the duty in good faith and without gross negligence that was associated with the damages they are liable for.

[Translation for Reference Purposes Only]

Proposal 5: Presentation of Retirement Allowances to Retiring Directors of the Board and Payment of Retirement Allowances Following the Discontinuance of the Practice of Paying Retirement Allowances to Directors of the Board and Corporate Auditors

It is hereby proposed that retirement allowances be granted to Directors Takao Tsuchiya and Kyoji Takenaka, who will retire at the conclusion of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the timing and method of payment, etc., be left to the Board of Directors.

Biographies of the retiring Directors are as follows:

Name (Date of Birth)	Biography	
Takao Tsuchiya	Jun. 2003	Director of the Board, Corporate Executive Vice President of the Company
	Jun. 2005	Representative Director of the Board, Corporate Executive Vice President
	Jun. 2006	Representative Director of the Board, Senior Executive Vice President (to the present)
Kyoji Takenaka	Jun. 2001	Representative Director of the Board, President and CEO of the Company
	Jun. 2006	Director of the Board, Senior Corporate Advisor (to the present)

At the meeting of the Board of Directors held on May 11, 2007, it was resolved to discontinue the practice of paying retirement allowances to the Directors of the Board and the Corporate Auditors at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, it is hereby proposed that retirement allowances be paid to Directors Ikuo Mori, Hiroshi Komatsu, Shunsuke Takagi, Hiroyuki Oikawa, Norihisa Matsuo and Kazushige Okuhara and Corporate Auditors Takeo Tsumuji, Masatake Yashiro, Yoji Ishimaru and Morihiko Tashiro for the period of their service until the conclusion of this Ordinary General Meeting of Shareholders, within the extent of a reasonable amount in accordance with the established standards of the Company. It is also proposed that such retirement allowances be paid when said Directors and Corporate Auditors retire from office, and that determination of the actual amount, the timing and method of payment, etc., be left to the Board of Directors in respect of the Directors, and the Board of Corporate Auditors Meeting in respect of the Corporate Auditors.

Biographies of the Directors and the Corporate Auditors to whom this proposal applies are as follows:

Name	Biography	
Ikuo Mori	Jun. 2006	Representative Director of the Board, President and CEO (to the present)
Hiroshi Komatsu	Jun. 2005	Director of the Board, Corporate Executive Vice President
	Jun. 2006	Representative Director of the Board, Senior Executive Vice President (to the present)
Shunsuke Takagi	Jun. 2003	Director of the Board, Corporate Executive Vice President
	Jun. 2005	Representative Director of the Board, Corporate Executive Vice President (to the present)
Hiroyuki Oikawa	Jun. 2006	Director of the Board, Corporate Executive Vice President (to the present)
Norihisa Matsuo	Jun. 2006	Director of the Board, Corporate Executive Vice President (to the present)
Kazushige Okuhara	Jun. 2006	Director of the Board, Corporate Executive Vice President (to the present)
Takeo Tsumuji	Jun. 2003	Standing Corporate Auditor (to the present)
Masatake Yashiro	Jun. 2004	Standing Corporate Auditor (to the present)
Yoji Ishimaru	Jun. 2006	Standing Corporate Auditor (to the present)
Morihiko Tashiro	Jun. 2004	Corporate Auditor (to the present)

3

[Translation for Reference Purposes Only]

Note: This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Securities Code: 7270)
June 26, 2007

Fuji Heavy Industries Ltd.
7-2, Nishi-Shinjuku 1-chome,
Shinjyku-ku, Tokyo

Notice of Resolutions adopted at the 76th Ordinary General Meeting of Shareholders

To our Shareholders:

Notice is hereby given that the reports and resolutions have been made at the 76th Ordinary General Meeting of Shareholders of Fuji Heavy Industries Ltd. (the "Company") held today as set forth below.

Matters Reported:

1. Presentation of the Business Report and the Consolidated Financial Statements for the 76th Fiscal Period (April 1, 2006, through March 31, 2007) as well as the Audit Reports of the Accounting Auditor and the Board of Corporate Auditors on the Consolidated Financial Statements

2. Presentation of the Non-Consolidated Financial Statements for the 76th Fiscal Year (April 1, 2006, through March 31, 2007)

Matters Resolved:

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings

The shareholders resolved to approve the agenda, as originally proposed, and it was determined that year-end dividend for the 76th fiscal period shall be ¥4.50 per share of the common stock of the Company. Including the paid interim dividend of ¥4.50 per share, the annual dividend became ¥9 per share.

Proposal 2: Election of Eight (8) Directors of the Board

The shareholders resolved to approve, as originally proposed, the election of the following eight (8) Directors who then assumed office:

Ikuo Mori, Hiroshi Komatsu, Shunsuke Takagi, Hiroyuki Oikawa, Norihisa Matsuo, Kazushige Okuhara, Shoichi Washizu, Masatsugu Nagato

Proposal 3: Election of One (1) Corporate Auditor

The shareholders resolved to approve, as originally proposed, the election of Takeo Tsumuji as a Corporate Auditor who then assumed office.

Proposal 4: Election of One (1) Substitute Corporate Auditor

The shareholders resolved to approve, as originally proposed, the election of Iwao Sekiya as a Substitute Corporate Auditor under the condition that the validity of the resolution on the election of Iwao Sekiya shall expire at the opening of the first Ordinary General Meeting of Shareholders to be held after said resolution was made, and can be nullified by resolution of the Board of Directors, with the consent of the Board of Corporate Auditors Meeting, only before he assumes office.

Proposal 5: Presentation of Retirement Allowances to Retiring Directors of the Board and Payment of Retirement Allowances Following the Discontinuance of the Practice of Paying Retirement Allowances to Directors of the Board and Corporate Auditors

The shareholders resolved to approve, as originally proposed, that retirement allowances shall be granted to Retiring Directors Takao Tsuchiya and Kyoji Takenaka, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the timing and method of payment, etc., shall be left to the Board of Directors.

In addition, the shareholders resolved to approve, as originally proposed, that retirement allowances shall be paid to Directors Ikuo Mori, Hiroshi Komatsu, Shunsuke Takagi, Hiroyuki Oikawa, Norihisa Matsuo and Kazushige Okuhara and Corporate Auditors Takeo Tsumuji, Masatake Yashiro, Yoji Ishimaru and Morihiko Tashiro for the period of their service until the conclusion of the 76th Ordinary General Meeting of Shareholders, within the extent of a reasonable amount in accordance with the established standards of the Company. It was also resolved that such retirement allowances will be paid when said Directors and Corporate Auditors retire from office, and that determination of the actual amount, the timing and method of payment, etc., shall be left to the Board of Directors in respect of the Directors, and the Board of Corporate Auditors Meeting in respect of the Corporate Auditors.

END

Year-End Dividend Payout

Year-end dividend payout shall be commenced on June 27, 2007. Accordingly, please collect your dividend at a post office near you by utilizing enclosed "Postal transfer payment notice."
(Period of dividend payout at a post office: from June 27, 2007 to July 27, 2007)
When collecting dividend, please read the notes on the "Postal transfer payment notice."

For shareholders who designated the Company to transfer the dividend to your bank deposit account or postal savings account, the Company mailed "Year-end dividend statement for the 76th term" (*Dai 76-ki kimatsu haitoukin keisansho*) and "Account designated for payment of the dividend" (*Haitoukin no ofurikomisaki ni tsuite*). Accordingly, please check your designated account.

#4

Outline of Financial Results for the 1st Quarter of Fiscal 2008 (Consolidated)


FASF

For Immediate Release

July 31, 2007

Company Name : Fuji Heavy Industries Ltd. (Tokyo Stock Exchange First Section, Code No.: 7270)
URL : http://www.fhi.co.jp/english/ir/
Representative : Ikuo Mori, President and CEO
Contactforinquiries : Kazuto Sakamoto, General Manager of Administration Department Phone +81-3-3347-2005

1. Performance in the 1st Quarter of Fiscal 2008 (from April 1, 2007 to June 30, 2007)
Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations (Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income (loss)	
1st Quarter of FY2008	318,232	(3.4%)	3,510	(67.4%)	627	(93.5)	(332)	-
1st Quarter of FY2007	329,534	9.9%	10,768	834.7%	9,645	-	4,598	-
Fiscal 2007	1,494,817	-	47,906	-	42,215	-	31,899	-

	Net income (loss) per share, basic (Yen)	Net income (loss) per share, diluted (Yen)
1st Quarter of FY2008	(0.46)	-
1st Quarter of FY2007	6.42	6.41
Fiscal 2007	44.46	44.44

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 1st quarter period.

(2) Consolidated Financial Position (Unit: Millions of yen, except for per share figures)

	Total assets	Net asstets	Shareholders' equity to total assets (%)	Net assets per share (Yen)
1st Quarter of FY2008	1,313,918	493,840	37.5 %	686.19
Fiscal 2007	1,316,041	495,703	37.5 %	687.81

2. Projections (Consolidated) for Fiscal 2008 (from April 1, 2007 to March 31, 2008)
(Unit: Millions of yen, except for per share figures, percentage figures in parentheses indicate a change from the previous fiscal year/period)

	Net sales		Operating income		Ordinary income		Net income		Net income per share, basic (Yen)
Half year	690,000	(1.2%)	10,000	(44.8%)	5,000	(64.0%)	0	(100.0%)	0.00
Full year	1,550,000	3.7%	35,000	(26.9%)	30,000	(28.9%)	16,000	(49.8%)	22.28

Note: Please refer to page 2, "3. Qualitative Information on Projection for Fiscal 2008 (From April 1, 2007 to March 31, 2008)" of [Qualitative Information, Financial Statements etc.] for more details.

3. Other

(1) Changes in significant subsidiaries during the year
(Changes in subsidiaries resulting in changes in scope of consolidation) : No

(2) Adoption of simplified accounting practices : Yes
Income taxes are calculated using a simplified accounting method.

(3) Accounting policy change from prior year : No

The above projections are made based on available information and assumptions as of July 31, 2007, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Qualitative Information, Financial Statements, etc.]

1. Qualitative Information on Consolidated Operating Performance

Consolidated sales for the first quarter of the fiscal year ending March 2008 fell 11.3 billion yen (-3.4%) year-on-year basis to 318.2 billion yen. This was because although we launched full model changed All-New Subaru Impreza in June 2007, it contributed little in this quarter, and the Automobile division saw a decline in unit sales both in Japan and overseas.

Regarding the profit, in addition to the gain on currency exchange because of the weak yen, we worked to reduce the cost of materials and SG&A and other expenses. However, these efforts could not offset a deterioration in the sales volume and mix in the Automobile division, and operating income thus dropped 7.3 billion yen (-67.4%) year-on-year basis to 3.5 billion yen while ordinary income fell 9.0 billion yen (-93.5%) year-on-year basis to 0.6 billion yen. We recorded a net loss of 0.3 billion yen (versus net income of 4.6 billion yen for the same period of the previous fiscal year).

2. Qualitative Information on Consolidated Financial Position

Total assets as of the end of the first quarter of the fiscal year ending March 2008 were 1,313.9 billion yen, down 2.1 billion yen compared with the end of the previous fiscal year ended March 2007.

Liabilities were 820.1 billion yen, down 0.3 billion yen from the end of the previous fiscal year.

Net assets were 493.8 billion yen, down 1.9 billion yen from the end of the previous fiscal year.

3. Qualitative Information on Projection for Fiscal 2008 (From April 1, 2007 to March 31, 2008)

Regarding the future outlook, for the first half of the fiscal year ending March 2008, despite the deterioration in the sales mix in the Automobile division, we are maintaining our initial sales forecast as we expect the gain on currency exchange due to the weak yen to continue on from the first quarter. However, we will revise our forecast for operating income to 10.0 billion yen and for ordinary income to 5.0 billion yen, with the increases of 5.0 billion yen and 4.0 billion yen, respectively, over our previous forecasts.

Meanwhile, regarding the outlook for the full fiscal year, while taking our first-half guidance into account, we are forecasting the same figures as those we announced in April. This is because in addition to there being difficulty in forecasting domestic sales in the Automobile division owing to a sluggish demand in the domestic market, there is also uncertainty about exchange rate and raw material price trends.

The following table shows the differences between our earnings forecast for the first half announced in the previous April 27, 2007 financial statement and our current forecast for the same period.

(First Half)

	Sales	Operating Income	Ordinary Income	Net Income	Net Income Per Share
	(million yen)	(million yen)	(million yen)	(million yen)	(yen)
Previous projection (A)	690,000	5,000	1,000	0	0.00
Current revised projection (B)	690,000	10,000	5,000	0	0.00
Increase and decrease (B-A)	-	5,000	4,000	-	-
Change of percentage (%)	-	100.0	400.0	-	-
Actual results of the first half of the FY2007	698,676	18,126	13,883	11,604	16.19

The above earnings estimates are calculated based on an assumed exchange rate of US$1/¥120.00.

4. Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Unit: Millions of yen)

	Fiscal 2007 (as of March 31, 2007)	1st Quarter of 2008 (as of June 30, 2007)	Changes Increase/(Decrease)	
	Amount	Amount	Amount	%
ASSETS				
I Current assets				
Cash and time deposits	52,406	35,762	(16,644)	
Notes and accounts receivable, trade	99,290	88,796	(10,494)	
Marketable securities	32,017	26,737	(5,280)	
Inventories	224,919	245,928	21,009	
Deferred tax assets	27,072	29,092	2,020	
Short-term loans	101,184	116,434	15,250	
Other	59,501	51,886	(7,615)	
Allowance for doubtful accounts	(1,713)	(1,644)	69	
Total current assets	**594,676**	**592,991**	**(1,685)**	**(0.3)**
II Fixed assets				
1. Property, plant and equipment, net				
Buildings and structures	129,280	128,928	(352)	
Machinery, equipment and vehicles	122,828	124,053	1,225	
Land	174,835	175,821	986	
Construction in progress	18,335	15,304	(3,031)	
Leased assets	59,896	60,596	700	
Other	45,410	41,619	(3,791)	
Total property, plant and equipment, net	**550,584**	**546,321**	**(4,263)**	**(0.8)**
2. Intangible assets				
Goodwill	19,092	19,324	232	
Other	16,100	15,839	(261)	
Total intangible assets	**35,192**	**35,163**	**(29)**	**(0.1)**
3. Investments and other assets				
Investment securities	85,819	89,970	4,151	
Long-term loans	3,696	3,696	0	
Deferred tax assets	20,825	20,587	(238)	
Other	28,472	28,587	115	
Allowance for doubtful accounts	(3,223)	(3,397)	(174)	
Total investments and other assets	**135,589**	**139,443**	**3,854**	**2.8**
Total fixed assets	**721,365**	**720,927**	**(438)**	**(0.1)**
Total assets	**1,316,041**	**1,313,918**	**(2,123)**	**(0.2)**

(Unit: Millions of yen)

	Fiscal 2007 (as of March 31, 2007)	1st Quarter of 2008 (as of June 30, 2007)	Changes Increase/(Decrease)	
	Amount	Amount	Amount	%
LIABILITIES AND NET ASSETS				
I Current liabilities				
Notes and accounts payable, trade	190,394	170,941	(19,453)	
Short-term borrowings	172,454	175,031	2,577	
Commercial paper	11,000	17,000	6,000	
Current portion of bonds	10,000	10,000	-	
Accrued income taxes	4,572	4,640	68	
Accrued expenses	55,789	50,366	(5,423)	
Accrued bonus	15,247	23,041	7,794	
Accrued warranty claims	23,934	23,491	(443)	
Other	80,277	90,554	10,277	
Total current liabilities	**563,667**	**565,064**	**1,397**	0.2
II Long-term liabilities				
Bonds	90,000	90,000	-	
Long-term debts	60,400	57,181	(3,219)	
Deferred tax liabilities on revaluation of land	703	-	(703)	
Accrued pension and severance benefits	45,516	45,704	188	
Accrued directors' severance and retirement benefits	987	669	(318)	
Provision for loss on guarantees	745	745	-	
Negative goodwill	821	769	(52)	
Other	57,499	59,946	2,447	
Total long-term liabilities	**256,671**	**255,014**	**(1,657)**	**(0.6)**
Total liabilities	**820,338**	**820,078**	**(260)**	**0.0**
NET ASSETS				
I Shareholders' capital				
Common stock	153,795	153,795	-	
Capital surplus	160,104	160,101	(3)	
Retained earnings	214,831	211,668	(3,163)	
Less-treasury stock, at cost	(40,511)	(40,504)	7	
Total shareholders' capital	**488,219**	**485,060**	**(3,159)**	**(0.6)**
II Valuation, translation, and otheradjustments				
Net unrealized holding gains on securities	22,182	25,607	3,425	
Revaluation reserve for land	290	-	(290)	
Translation adjustments	(16,687)	(17,821)	(1,134)	
Total valuation, translation, and other adjustments	**5,785**	**7,786**	**2,001**	**34.6**
III Minority interest in consolidated subsidiaries	**1,699**	**994**	**(705)**	**(41.5)**
Total net assets	**495,703**	**493,840**	**(1,863)**	**(0.4)**
Total liabilities and net assets	**1,316,041**	**1,313,918**	**(2,123)**	**(0.2)**

(2) Summery of Consolidated Statements of Income

(Unit: Millions of yen)

	1st Quarter of FY2007 (ended June 30, 2006)	1st Quarter of FY2008 (ended June 30, 2007)	Changes Increase/(Decrease)		Fiscal 2007 (ended March 31, 2007)
	Amount	Amount	Amount	%	Amount
I Net sales	329,534	318,232	(11,302)	(3.4)	1,494,817
II Cost of sales	247,044	243,266	(3,778)	(1.5)	1,142,674
Gross profit	82,490	74,966	(7,524)	(9.1)	352,143
III Selling, general and administrative expenses	71,722	71,456	(266)	(0.4)	304,237
Operating income	**10,768**	**3,510**	**(7,258)**	**(67.4)**	**47,906**
IV Non-operating income					
Interest and dividends income	1,027	1,283	256		3,864
Amortization of negative goodwill	544	-	(544)		2,175
Exchange gain	-	345	345		-
Gain on revaluation of derivatives	1,634	-	(1,634)		4,268
Equity income from affiliated companies	-	394	394		1,549
Other	1,132	1,287	155		5,949
Total non-operating income	4,337	3,309	(1,028)	(23.7)	17,805
V Non-operating expenses					
Interest expenses	945	1,066	121		4,017
Exchange loss	-	-	-		11,906
Loss on revaluation of derivatives	565	4,300	3,735		72
Other	3,950	826	(3,124)		7,501
Total non-operating expenses	5,460	6,192	732	13.4	23,496
Ordinary income	**9,645**	**627**	**(9,018)**	**(93.5)**	**42,215**
VI Extraordinary gains					
Gain on sale of property, plant and equipment	49	84	35		6,673
Gain on sale of investment securities	-	1,397	1,397		58
Prior period adjustment	-	-	-		1,451
Gain on transfer of the substitutional portion of the employee's pension fund	-	-	-		2,423
Other	-	83	83		104
Total extraordinary gains	49	1,564	1,515	-	10,709
VII Extraordinary losses					
Loss on sale and disposal of property, plant and equipment	332	288	(44)		4,774
Loss on sale of investment securities	-	-	-		18
Loss on devaluation of investment securities	-	-	-		335
Impairment loss on property, plant and equipment	-	-	-		550
Allowance for losses on guarantees	-	-	-		745
Loss on liquidation of affiliated companies	-	-	-		913
Total extraordinary losses	332	288	(44)	(13.3)	7,335
Income before income taxes and minority interest	9,362	1,903	(7,459)	(79.7)	45,589
Tax expense	4,769	2,253	(2,516)	(52.8)	13,642
Minority interest in income of consolidated subsidiaries	-	-	-	-	(48)
Minority interest in loss of consolidated subsidiaries	5	18	13	260.0	-
Net income (loss)	**4,598**	**(332)**	**(4,930)**	-	**31,899**

Note: In the 1st quarter of FY2007, ¥345 million of equity income from affiliated companies was included in "Other (¥1,132 million)" of "Non-operating income", and ¥3,148 million of exchange loss was included in "Other (¥3,950 million)" of "Non-operating expenses".

(3) Segment Information

[Business segment information]

1st Quarter of FY2008 (from April 1, 2007 to June 30, 2007)

(Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Net sales and operating income							
Net sales							
(1) Outside customer	286,227	11,129	18,810	2,066	318,232	-	318,232
(2) Inter-segment	768	3	1	1,577	2,349	(2,349)	-
Total sales	286,995	11,132	18,811	3,643	320,581	(2,349)	318,232
Operating cost and expense	286,866	10,831	16,588	3,414	317,699	(2,977)	314,722
Operating income	129	301	2,223	229	2,882	628	3,510

1st Quarter of FY2007 (from April 1, 2006 to June 30, 2006)

(Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Net sales and operating income							
Net sales							
(1) Outside customer	297,672	13,116	16,347	2,399	329,534	-	329,534
(2) Inter-segment	700	4	6	620	1,330	(1,330)	-
Total sales	298,372	13,120	16,353	3,019	330,864	(1,330)	329,534
Operating cost and expense	291,002	12,492	14,327	2,473	320,294	(1,528)	318,766
Operating income	7,370	628	2,026	546	10,570	198	10,768

[Geographical segment information]

1st Quarter of FY2008 (from April 1, 2007 to June 30, 2007)

(Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Net sales and operating income (loss)						
Net sales						
(1) Outside customer	183,832	121,575	12,825	318,232	-	318,232
(2) Inter-segment	65,494	3,889	91	69,474	(69,474)	-
Total sales	249,326	125,464	12,916	387,706	(69,474)	318,232
Operating cost and expense	240,500	130,103	12,769	383,372	(68,650)	314,722
Operating income (loss)	8,826	(4,639)	147	4,334	(824)	3,510

1st Quarter of FY2007 (from April 1, 2006 to June 30, 2006)

(Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Net sales and operating income (loss)						
Net sales						
(1) Outside customer	192,892	132,791	3,851	329,534	-	329,534
(2) Inter-segment	62,876	647	69	63,592	(63,592)	-
Total sales	255,768	133,438	3,920	393,126	(63,592)	329,534
Operating cost and expense	244,355	134,325	3,781	382,461	(63,695)	318,766
Operating income (loss)	11,413	(887)	139	10,665	103	10,768

[Overseas net sales]

1st Quarter of FY2008 (from April 1, 2007 to June 30, 2007) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	132,618	34,477	38,769	205,864
Consolidated net sales				318,232
Percentage of overseas net sales over consolidated sales (%)	41.7%	10.8%	12.2%	64.7%

1st Quarter of FY2007 (from April 1, 2006 to June 30, 2006) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	144,070	30,893	33,239	208,202
Consolidated net sales				329,534
Percentage of overseas net sales over consolidated sales (%)	43.7%	9.4%	10.1%	63.2%



<Reference for the 1st Quarter of FY2008 Consolidated Financial Results>

(July 31,2007)
Fuji Heavy Industries Ltd.

(In 100 millions of yen) (In thousands of units)	ACTUAL RESULTS 1st Quarter of FY 2007 Apr.2006 to Jun.2006	ACTUAL RESULTS 1st Quarter of FY 2008 Apr.2007 to Jun.2007		FORECAST 1st HALF of FY 2008 Apr.2007 to Sep.2007		FORECAST FY2008 Apr.2007 to Mar.2008	
Net Sales	3,295	3,182	-3.4 %	6,900	-1.2 %	15,500	3.7 %
Domestic	1,213	1,124	-7.4 %	2,600	-9.2 %	5,600	-2.8 %
Overseas	2,082	2,059	-1.1 %	4,300	4.3 %	9,900	7.8 %
Margin Percentage	3.3%	1.1%		1.4%		2.3%	
Operating income	108	35	-67.4 %	100	-44.8 %	350	-26.9 %
Margin Percentage	2.9%	0.2%		0.7%		1.9%	
Ordinary income	96	6	-93.5 %	50	-64.0 %	300	-28.9 %
Margin Percentage	1.4%			-		1.0%	
Net income	46	-3.0	-	0	-	160	-49.8 %
Analysis of increase/decrease in operating income		**Gain factors** Reduction in costs 26 Foreign exchange 24 Decrease of expenses and others 18 **Loss factors** Decrease in sales mix 138 Increase in R&D expenses 3		**Gain factors** Foreign exchange 63 Reduction in costs 30 Decrease of expenses and others 27 **Loss factors** Decrease in sales mix 182 Increase in R&D expenses 19		**Gain factors** Reduction in costs 53 Foreign exchange 14 **Loss factors** Increase of expenses and others 118 Increase in R&D expenses 53 Decrease in sales mix 25	
Exchange rate	115YEN/US$	119YEN/US$		120YEN/US$		118YEN/US$	
Capital investment	87	104		210		600	
Depreciation and amortization	146	148		310		640	
R&D expenses	111	114		270		560	
Interest bearing debt	3,835	3,492		3,390		3,290	
Performance of operation		Net sales to decrease Net income to decrease		Net sales to decrease Net income to decrease		Net sales to increase Net income to decrease Best Net sales	
Domestic sales units	45	44	-2.1 %	106	-4.9 %	218	-3.9 %
Small Cars	16	14	-9.9 %	41	2.9 %	89	10.0 %
Minicars	29	30	2.2 %	65	-9.2 %	129	-11.7 %
Overseas sales units	79	75	-4.3 %	166	6.0 %	366	4.2 %
North America	47	40	-13.6 %	91	1.9 %	215	4.1 %
Europe	16	15	-2.5 %	37	15.6 %	80	11.5 %
Others	17	20	20.2 %	38	7.4 %	71	-2.8 %
Total sales units	124	120	-3.5 %	273	1.4 %	584	1.0 %

*Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers,
wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.

5

July 31, 2007

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Ikuo Mori, President and CEO

Code number: 7270(1st section of Tokyo Stock Exchange)

Contact for inquiries; Mr. Kazuto Sakamoto
General Manager of Administration Department.
Phone: (03)-3347-2005

Revision of Performance Projection for the 1st Half of Fiscal Year Ending March 31, 2008

Considering the current situation, Fuji Heavy Industries Ltd. (FHI) has announced the revision of performance projection for the 1st half of Fiscal Year ending March 31, 2008, which was released at the timing of consolidated and non-consolidated basis financial results of Fiscal Year ended March 2007 announcement on April 27, 2007.

1. Revision of Performance Projection for consolidated basis of 1st half of Fiscal Year Ending March 31, 2008 (From April 1, 2007 to September 30, 2007)

(Unit: Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share, basic (Yen)
Previous projection (A)	690,000	5,000	1,000	0	0
Revised projection (B)	690,000	10,000	5,000	0	0
Increase and decrease (B-A)	—	5,000	4,000	—	—
Change of percentage (%)	—	100.0	400.0	—	—
Actual results of the 1st half of previous fiscal year (Ended September, 2006)	698,676	18,126	13,883	11,604	16.19

2. Reasons of consolidated revision

Regarding the future outlook, for the 1st half of the fiscal year ending March 2008, despite the deterioration of the sales mix in the Automobile division, we are maintaining our initial sales forecast as we expect the gain on currency exchange due to the weak yen to continue on from the 1st quarter. However, we will revise our forecast for operating income to 10.0 billion yen and for ordinary income to 5.0 billion yen, with the increases of 5.0 billion yen and 4.0 billion yen, respectively, over our previous forecasts.

Meanwhile, regarding the outlook for the full fiscal year, while taking our 1st half guidance into account, we are forecasting the same figures as those we announced in April. This is because in addition to there being difficulty in forecasting domestic sales in the Automobile division owing to a sluggish demand in the domestic market, there is also uncertainty about currency exchange rate and raw material price trends.

(Note) Above-mentioned projection is based on the assumptions and management's judgment in light of currently available information; therefore, actual results may differ from this projection.

End

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Japanese Press Release "Renewal of Subaru Official Web Site" which URL is http://www.subaru.jp/index.html on May 15, 2007

2. Japanese Press Release "Sumitomo Corporation, Fuji Heavy Industries and CIMC established a joint company for the manufacturing, sales, repair and service of sanitation truck, eco-related vehicle in China." on June 12, 2007

3. Japanese Press Release "Fuji Heavy received 1.5 times orders of All-New Subaru Impreza more than planed average monthly sales of 2,500 units only after 1 week of introduction." on June 14, 2007

4. Annual Securities Report for the fiscal year ended March 31, 2007, as filed with the Kanto Local Finance Bureaus on June 27, 2007, which includes:

Corporate information

A. Corporate overview
1. Five-year history of changes in major business indices
2. History of the Company and its associated companies
3. Overview of business
4. Affiliated companies
5. Employee information

B. Business
1. Discussion of business results
2. Production, orders and sales
3. Management issues
4. Risk factors
5. Material contracts
6. Research and development
7. Discussion and analysis of financial condition and results of operation

C. Capital assets
1. Overview of capital expenditure
2. Important capital assets
3. Plans for new construction projects and disposition of facilities

D. Company information
1. Share information
a. Total number of shares
b. Stock acquisition rights
c. Shareholders rights plan
d. Number of shares outstanding, changes in capital stock
e. Shareholder information
f. Major shareholders
g. Voting rights
h. Stock options
2. Treasury stocks
3. Dividend policy

4. Changes in share price
5. Directors and corporate auditors
6. Corporate governance

E. Financial Information and Independent Auditors' Report
1. Consolidated Financial Statements
a. Consolidated Financial Statements
b. Others
2. Non-consolidated Financial Statements
a. Non-consolidated Financial Statements
b. Major Assets and Liabilities
c. Others

F. Share handling information

G Reference materials

H. Information of Guaranty Company and Others
(including Independent Auditors' Report)

5. Annual Business Report for the fiscal year ended March 31, 2007, as provided to its shareholders on June 27, 2007, which includes:

A. Massage to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. Consolidated balance sheets
E. Consolidated statements of income
F. Consolidated statements of cash flows
G New Mid-term Business Plan
H. New product (All-New Subaru Impreza)
I. Activity report
J. Non-consolidated balance sheets
K. Non-consolidated statements of income
L. Appropriation of earnings
M. Share information
N. Directors and corporate auditors

6. Vehicle Recall Information posted on the Company's website on July 20, 2007:
(http://www.fhi.co.jp/recall/index.html)

Fuji Heavy Industries Ltd. reported a recall of Impreza due to defective the oil cooler system of the engine and the manual transmission to the Ministry of Land, Infrastructure and Transportation on July 20, 2007.

7. Japanese Press Release "2007 Social & Environmental Report is issued (Japanese only)" on July 20, 2007

8. Revised report for Corporate Governance, as filed with the Tokyo Stock Exchange on July 24, 2007, which includes:

A. Basic Corporate Governance policy and information
B. Corporate Structure regarding Corporate Governance
C. Corporate Activities to Shareholders and other stakeholders
D. Basic Internal Control System policy

END